EXHIBIT 1

Clinton Group, Inc.

601 Lexington Avenue, 51st Floor

New York, New York 10022

March 27, 2013

To Our Fellow Stockholders of the Stillwater Mining Company:

We are investors alongside you in Stillwater Mining (“Stillwater” or the “Company”). We seek to improve our collective investment prospects and hope you will assist us.

As you may recall, the Company used to have a majority owner, MMC Norilsk Nickel (“Norilsk”). Norilsk sold its stock at the end of 2010 leaving the directors of Stillwater free to exercise their judgment in leading the Company. Sadly, we believe their decisions have been feckless and misguided and the performance of the stock and the Company over this period gravely disappointing. Perhaps not surprisingly – after the directors adopted a questionable strategy, consummated two value-destructive acquisitions, oversaw the bloating of the marketing budget and increase in other administrative expenses, and approved an unnecessarily costly and dilutive financing – the stock is down 37% since Norilsk sold. Without change in the board room, we believe this record of ineffective decision making and consequent stock underperformance may well continue.

Therefore, in the attached proxy statement, we ask that you vote with us to replace the board of directors of Stillwater (the “Board”) at the upcoming annual meeting. We have recruited a world-class set of new, independent directors fully capable of leading Stillwater and helping to foster a more prosperous future. We encourage you to read our proxy statement carefully, including the biographies of these individuals, the reasons we believe the Board should be replaced and the path we think the Company should take going forward.

The good news is that the Company owns valuable resources and profitable mines in Montana that are truly crown jewels – arguably the best platinum group metal (“PGM”) deposits and mines in the world, in the most politically stable part of the world. We believe the Company, with the right business plan, can be more productive, more profitable and substantially more valuable.

If we are successful in replacing the Board – and we need your help to succeed – the Company will have a new, world-class Board with decades of experience in mine operations and development, capital allocation, mine investing, leadership and corporate finance, law and governance. The Company’s new board will have directors who previously operated the Stillwater mine and processing facilities, who know the local labor leaders, who know underground mining in Montana, who know executive compensation best practices, who are familiar with the automotive companies and catalytic converter market, who know the Montana regulators and officials charged with overseeing the Company, who worked in the federal mine safety administration, and who personally own stock purchased with their own capital.

The new Board we have recruited also, most importantly, has the right idea: return the Company to its historic roots of being a pure-play, US-based PGM company, with a focus on optimal capital allocation, a commitment to efficient operations, and a dedication to the creation of stockholder value. With this new independent Board in place, stockholders will not have to fear another detour into Argentina; dalliance with Hollywood starlets; frolic into base metals; lark in marketing programs; diversion by bad M&A, or a spree of excessive executive pay. Instead, the new Board will buckle down and focus on just one thing: creating value for stockholders like you and us.

Please join us in supporting a new Board for Stillwater. For more information, and regular updates, on our campaign to improve Stillwater, please visit www.TapStillwater.com.

If you have any questions or require any assistance in delivering your proxy, please contact Okapi Partners LLC at 437 Madison Avenue, 28th Floor, New York, New York 10022 or (212) 297-0720 or Toll-Free (855) 305-0857.

Thank you for your consideration,

George E. Hall
Chief Executive Officer

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